04050257

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC RECEIVED PROCESSING NOV 19 2004 WASH, D.C. 213 SECTION

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, November 18, 2004, Series 2004-HE4

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110039

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
NOV 22 2004
THOMSON FINANCIAL

{TPW: NYLEGAL:220313.2} 17988-00199 04/07/04 12:11pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By:__________________________
Name: Douglas K. Johnson
Title: President

By:__________________________
Name: Evelyn Echevarria
Title: Vice President

Dated: November 18, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Structural Term Sheets	P*

---

* The Structural Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,371,753,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-HE4

Ace Securities Corp

(Depositor)

Deutsche Bank

November 16, 2004

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED November 16, 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-HE4
$1,371,753,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
Offered Certificates:								
A-1	800,648,000	Float	2.36	1 - 87	0	ACT/360	Dec 2034	AAA / Aaa
A-2A	50,000,000	Float	2.41	1 - 87	0	ACT/360	Dec 2034	AAA / Aaa
A-2B	163,016,000	Float	1.00	1 - 26	0	ACT/360	Dec 2034	AAA / Aaa
A-2C	59,023,000	Float	3.00	26 - 55	0	ACT/360	Dec 2034	AAA / Aaa
A-2D	49,021,000	Float	6.37	55 - 87	0	ACT/360	Dec 2034	AAA / Aaa
M-1	46,796,000	Float	4.98	42 - 87	0	ACT/360	Dec 2034	AA+/Aa1
M-2	43,304,000	Float	4.93	41 - 87	0	ACT/360	Dec 2034	AA+/Aa2
M-3	27,938,000	Float	4.89	40 - 87	0	ACT/360	Dec 2034	AA/Aa3
M-4	24,446,000	Float	4.88	39 - 87	0	ACT/360	Dec 2034	AA/A1
M-5	23,747,000	Float	4.86	39 - 87	0	ACT/360	Dec 2034	A+/A2
M-6	20,255,000	Float	4.85	38 - 87	0	ACT/360	Dec 2034	A/A3
M-7	13,969,000	Float	4.84	38 - 87	0	ACT/360	Dec 2034	A/Baa1
M-8	13,969,000	Float	4.84	38 - 87	0	ACT/360	Dec 2034	A-/Baa2
M-9	15,366,000	Float	4.83	37 - 87	0	ACT/360	Dec 2034	BBB/ Baa3
M-10	6,984,000	Float	4.82	37 - 87	0	ACT/360	Dec 2034	BBB/ NR
M-11	13,271,000	Float	4.74	37 - 87	0	ACT/360	Dec 2034	BBB-/ NR
Total	$1,371,753,000							
Non-Offered Certificates:								
B	12,572,000	Float				* Not Offered *		
Total Certificates	**$1,384,325,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates (collectively, the "Class A-2 Certificates" and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates (collectively, the "Mezzanine Certificates"); and the Class B Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Subordinate Certificates are backed by the Group I Mortgage Loans and Group II

Transaction Overview

Certificates (Continued):	Mortgage Loans (collectively, the "Mortgage Loans"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rates on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.
Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 8,043 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,396,896,403 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 6,722 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $997,070,611 and the Group II Mortgage Loans will represent approximately 1,321 fixed and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling approximately $399,825,792.
Class A Certificates:	Class A-1, Class A-2A, Class A-2B, Class A-2C and Class A-2D Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class M-10 and Class M-11 Certificates
Subordinate Certificates:	Class B Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originators:	

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fremont	1,034,070,840	74.03
People's Choice	199,753,482	14.30
Other	163,072,082	11.67
Total	**$1,396,896,403**	**100.00%**

Master Servicer:	Wells Fargo Bank, National Association
Servicers:	Ocwen Federal Bank FSB will act as the servicer for 85.70% of the mortgage loans, and Select Portfolio Servicing, Inc. will act as the servicer for 14.30% of the mortgage loans.
Credit Enhancer:	XL Capital Assurance ("XL Capital")
Trustee:	HSBC Bank USA, National Association
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	November 1, 2004
Expected Pricing:	Week of November 15, 2004
Expected Closing Date:	On or about November 29, 2004
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in December 2004.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the related Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.5145% for the Mortgage Loans.
Compensating Interest:	Each Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to such Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Class A-1 Financial Guaranty Insurance Policy:	It is anticipated that the Class A-1 Certificates will have the benefit of a financial guaranty insurance policy pursuant to which XL Capital, in consideration of the payment of a premium and subject to the terms of the financial guaranty insurance policy, unconditionally and irrevocably will guarantee the timely payment of interest and the ultimate payment of principal on the Class A-1 Certificates on each Distribution Date. The Class A-1 Financial Guaranty Insurance Policy will not be cancelable for any reason.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances:	Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by such Servicer only to the extent such amounts are deemed recoverable. If a Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each Servicer and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Credit Enhancement:	1) Excess Interest; 2) Overcollateralization ("OC"); 3) Subordination; and 4) In the case of the Class A-1 Certificates, it is anticipated that a financial guaranty insurance policy will be provided by XL Capital.
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B Certificates, fourth, to the Class M-11 Certificates, fifth, to the Class M-10 Certificates, sixth, to the Class M-9 Certificates, seventh, to the Class M-8 Certificates, eighth, to the Class M-7 Certificates, ninth, to the Class M-6 Certificates, tenth, to the Class M-5 Certificates, eleventh, to the Class M-4 Certificates, twelfth, to the Class M-3 Certificates, thirteenth, to the Class M-2 Certificates and fourteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any distribution date from Net Monthly Excess Cashflow, if any is available for such distribution.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.90% of the original aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.80% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in December 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 39.40%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa	19.70%	39.40%
M-1	AA+/Aa1	16.35%	32.70%
M-2	AA+/Aa2	13.25%	26.50%
M-3	AA/Aa3	11.25%	22.50%
M-4	AA/A1	9.50%	19.00%
M-5	A+/A2	7.80%	15.60%
M-6	A/A3	6.35%	12.70%
M-7	A/Baa1	5.35%	10.70%
M-8	A-/Baa2	4.35%	8.70%
M-9	BBB/ Baa3	3.25%	6.50%
M-10	BBB/ NR	2.75%	5.50%
M-11	BBB-/ NR	1.80%	3.60%
B	Not Offered	0.90%	1.80%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date, (y) the premium payable to the Credit Enhancer and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates. Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-HE4 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-1, Mezzanine and Subordinate Certificates as described herein. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%) and (2) the related scheduled notional amount, which is based on the expected amortization of the Group I Mortgage Loans.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-2, Mezzanine and Subordinate Certificates as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%) and (2) the related scheduled notional amount, which is based on the expected amortization of the Group II Mortgage Loans.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.
Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 39.40% Credit Enhancement Percentage (2x the Class

Transaction Overview (Cont.)

Class A Principal Distribution Amount (Continued):

A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Principal distributions to the Class A-2 Certificates will be allocated concurrently i) to the Class A-2A Certificates and ii) to the Class A-2B, Class A-2C and Class A-2D Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class, until the Certificate Principal Balance of each such class has been reduced to zero; provided, however, that the pro rata allocation to the Class A-2B, Class A-2C and Class A-2D Certificates shall be distributed sequentially to the Class A-2B, Class A-2C and Class A-2D Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Class M Principal Distribution Amount:

The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 32.70% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 26.50% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 22.50% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 19.00% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 15.60% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 12.70% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 10.70% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 8.70% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage), ninth to the Class M-9 Certificates until it reaches approximately a 6.50% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage), tenth to the Class M-10 Certificates until it reaches approximately a 5.50% Credit Enhancement Percentage (2x the Class M-10 Initial Credit Enhancement Percentage and eleventh Class M-11 Certificates until it reaches approximately a 3.60% Credit Enhancement Percentage (2x the Class M-11 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Class B Principal Distribution Amount:

The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates until it reaches approximately a 1.80% Credit Enhancement Percentage (2x the Class B Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the

Transaction Overview (Cont.)

Class B Principal Distribution Amount (Continued): Subordinate Certificates in their order of seniority until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [40%] of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
December 2007 to November 2008	[3.50%], plus 1/12th of [2.00%] for each month thereafter
December 2008 to November 2009	[5.50%], plus 1/12th of [1.50%] for each month thereafter
December 2009 to November 2010	[7.00%], plus 1/12th of [0.50%] for each month thereafter
December 2010 and thereafter	[7.50%]

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B Certificates.
2. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the Interest Carry Forward Amount on the Class B Certificates.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA:

All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC:

One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration:

Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:

$25,000 and integral multiples of $1 in excess thereof.

Group I Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
1/25/2005	972,953,000	6.763	10.000
2/25/2005	949,165,000	6.765	10.000
3/25/2005	925,693,000	7.492	10.000
4/25/2005	902,561,000	6.768	10.000
5/25/2005	879,763,000	6.995	10.000
6/25/2005	857,289,000	6.771	10.000
7/25/2005	835,130,000	6.998	10.000
8/25/2005	813,282,000	6.773	10.000
9/25/2005	791,738,000	6.774	10.000
10/25/2005	770,734,000	7.001	10.000
11/25/2005	750,280,000	6.776	10.000
12/25/2005	730,368,000	7.002	10.000
1/25/2006	710,985,000	6.777	10.000
2/25/2006	692,116,000	6.778	10.000
3/25/2006	673,747,000	7.505	10.000
4/25/2006	655,865,000	6.780	10.000
5/25/2006	638,458,000	7.007	10.000
6/25/2006	621,513,000	6.782	10.000
7/25/2006	605,017,000	7.009	10.000
8/25/2006	588,958,000	7.089	10.000
9/25/2006	573,347,000	8.716	10.000
10/25/2006	558,202,000	9.155	10.000
11/25/2006	543,462,000	8.858	10.000
12/25/2006	529,111,000	9.152	10.000
1/25/2007	515,139,000	8.856	10.000
2/25/2007	501,535,000	9.002	10.000
3/25/2007	488,296,000	10.000	10.000
4/25/2007	475,441,000	9.836	10.000
5/25/2007	462,927,000	10.000	10.000
6/25/2007	450,741,000	9.843	10.000
7/25/2007	438,876,000	10.000	10.000
8/25/2007	427,324,000	9.987	10.000
9/25/2007	416,079,000	10.000	10.000

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
1/25/2005	390,668,000	6.401	10.000
2/25/2005	381,600,000	6.405	10.000
3/25/2005	372,618,000	7.095	10.000
4/25/2005	363,717,000	6.411	10.000
5/25/2005	354,894,000	6.628	10.000
6/25/2005	346,146,000	6.417	10.000
7/25/2005	337,471,000	6.633	10.000
8/25/2005	328,869,000	6.420	10.000
9/25/2005	320,339,000	6.422	10.000
10/25/2005	311,962,000	6.637	10.000
11/25/2005	303,798,000	6.424	10.000
12/25/2005	295,847,000	6.640	10.000
1/25/2006	288,105,000	6.427	10.000
2/25/2006	280,566,000	6.428	10.000
3/25/2006	273,225,000	7.118	10.000
4/25/2006	266,076,000	6.430	10.000
5/25/2006	259,115,000	6.646	10.000
6/25/2006	252,336,000	6.435	10.000
7/25/2006	245,735,000	6.651	10.000
8/25/2006	239,306,000	6.437	10.000
9/25/2006	233,046,000	6.710	10.000
10/25/2006	226,952,000	8.543	10.000
11/25/2006	221,021,000	8.281	10.000
12/25/2006	215,245,000	8.557	10.000
1/25/2007	209,620,000	8.280	10.000
2/25/2007	204,142,000	8.279	10.000
3/25/2007	198,808,000	9.311	10.000
4/25/2007	193,616,000	9.156	10.000
5/25/2007	188,573,000	9.464	10.000
6/25/2007	183,662,000	9.157	10.000
7/25/2007	178,878,000	9.460	10.000
8/25/2007	174,220,000	9.152	10.000
9/25/2007	169,683,000	9.353	10.000

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.94	4.54	2.36	1.72	1.11
	First Payment Date	Dec-04	Dec-04	Dec-04	Dec-04	Dec-04
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Oct-07
A-2A	Avg Life	19.09	4.60	2.41	1.77	1.14
	First Payment Date	Dec-04	Dec-04	Dec-04	Dec-04	Dec-04
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Oct-07
A-2B	Avg Life	14.38	1.88	1.00	0.79	0.59
	First Payment Date	Dec-04	Dec-04	Dec-04	Dec-04	Dec-04
	Last Payment Date	Dec-26	Dec-08	Jan-07	Jul-06	Feb-06
A-2C	Avg Life	24.55	6.04	3.00	2.15	1.59
	First Payment Date	Dec-26	Dec-08	Jan-07	Jul-06	Feb-06
	Last Payment Date	Oct-31	Jul-13	Jun-09	Jul-07	Nov-06
A-2D	Avg Life	28.16	11.92	6.37	4.57	2.43
	First Payment Date	Oct-31	Jul-13	Jun-09	Jul-07	Nov-06
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Oct-07
M-1	Avg Life	26.36	8.90	4.98	4.63	4.05
	First Payment Date	Apr-27	Feb-09	May-08	Dec-08	Oct-07
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09
M-2	Avg Life	26.36	8.90	4.93	4.39	4.16
	First Payment Date	Apr-27	Feb-09	Apr-08	Aug-08	Jan-09
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09
M-3	Avg Life	26.36	8.90	4.89	4.26	4.14
	First Payment Date	Apr-27	Feb-09	Mar-08	Jun-08	Nov-08
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09
M-4	Avg Life	26.36	8.90	4.88	4.18	3.95
	First Payment Date	Apr-27	Feb-09	Feb-08	May-08	Aug-08
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09
M-5	Avg Life	26.36	8.90	4.86	4.13	3.77
	First Payment Date	Apr-27	Feb-09	Feb-08	Apr-08	Jun-08
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.36	8.90	4.85	4.08	3.64
	First Payment Date	Apr-27	Feb-09	Jan-08	Mar-08	Apr-08
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09
M-7	Avg Life	26.36	8.90	4.84	4.05	3.56
	First Payment Date	Apr-27	Feb-09	Jan-08	Feb-08	Mar-08
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09
M-8	Avg Life	26.36	8.90	4.84	4.04	3.50
	First Payment Date	Apr-27	Feb-09	Jan-08	Feb-08	Feb-08
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09
M-9	Avg Life	26.36	8.90	4.83	4.00	3.44
	First Payment Date	Apr-27	Feb-09	Dec-07	Jan-08	Jan-08
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09
M-10	Avg Life	26.36	8.90	4.82	4.00	3.42
	First Payment Date	Apr-27	Feb-09	Dec-07	Jan-08	Jan-08
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09
M-11	Avg Life	26.32	8.76	4.74	3.92	3.32
	First Payment Date	Apr-27	Feb-09	Dec-07	Dec-07	Dec-07
	Last Payment Date	Jul-33	May-18	Feb-12	Jun-10	Jan-09
B	Avg Life	25.98	7.86	4.24	3.52	3.06
	First Payment Date	Apr-27	Feb-09	Dec-07	Dec-07	Nov-07
	Last Payment Date	Jan-33	Jul-16	Feb-11	Sep-09	Jun-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.98	4.87	2.57	1.89	1.11
	First Payment Date	Dec-04	Dec-04	Dec-04	Dec-04	Dec-04
	Last Payment Date	Aug-34	Nov-30	Jan-21	Aug-17	Oct-07
A-2A	Avg Life	19.13	4.94	2.63	1.94	1.14
	First Payment Date	Dec-04	Dec-04	Dec-04	Dec-04	Dec-04
	Last Payment Date	Sep-34	Feb-31	Apr-21	Nov-17	Oct-07
A-2B	Avg Life	14.38	1.88	1.00	0.79	0.59
	First Payment Date	Dec-04	Dec-04	Dec-04	Dec-04	Dec-04
	Last Payment Date	Dec-26	Dec-08	Jan-07	Jul-06	Feb-06
A-2C	Avg Life	24.55	6.04	3.00	2.15	1.59
	First Payment Date	Dec-26	Dec-08	Jan-07	Jul-06	Feb-06
	Last Payment Date	Oct-31	Jul-13	Jun-09	Jul-07	Nov-06
A-2D	Avg Life	28.41	13.82	7.58	5.55	2.43
	First Payment Date	Oct-31	Jul-13	Jun-09	Jul-07	Nov-06
	Last Payment Date	Sep-34	Feb-31	Apr-21	Nov-17	Oct-07
M-1	Avg Life	26.47	9.74	5.50	5.05	6.66
	First Payment Date	Apr-27	Feb-09	May-08	Dec-08	Oct-07
	Last Payment Date	Aug-34	Feb-28	Jul-18	Aug-15	May-14
M-2	Avg Life	26.46	9.72	5.43	4.79	5.08
	First Payment Date	Apr-27	Feb-09	Apr-08	Aug-08	Apr-09
	Last Payment Date	Jul-34	Apr-27	Nov-17	Jan-15	May-12
M-3	Avg Life	26.46	9.69	5.38	4.65	4.49
	First Payment Date	Apr-27	Feb-09	Mar-08	Jun-08	Nov-08
	Last Payment Date	Jun-34	May-26	Mar-17	Jul-14	Dec-11
M-4	Avg Life	26.46	9.66	5.34	4.55	4.21
	First Payment Date	Apr-27	Feb-09	Feb-08	May-08	Aug-08
	Last Payment Date	Jun-34	Sep-25	Sep-16	Feb-14	Sep-11
M-5	Avg Life	26.46	9.61	5.30	4.48	4.02
	First Payment Date	Apr-27	Feb-09	Feb-08	Apr-08	Jun-08
	Last Payment Date	May-34	Dec-24	Mar-16	Sep-13	May-11

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.45	9.55	5.24	4.40	3.86
	First Payment Date	Apr-27	Feb-09	Jan-08	Mar-08	Apr-08
	Last Payment Date	Apr-34	Jan-24	Aug-15	Mar-13	Jan-11
M-7	Avg Life	26.45	9.48	5.19	4.33	3.76
	First Payment Date	Apr-27	Feb-09	Jan-08	Feb-08	Mar-08
	Last Payment Date	Mar-34	Jan-23	Dec-14	Sep-12	Sep-10
M-8	Avg Life	26.44	9.39	5.14	4.28	3.66
	First Payment Date	Apr-27	Feb-09	Jan-08	Feb-08	Feb-08
	Last Payment Date	Feb-34	Mar-22	Jun-14	Apr-12	May-10
M-9	Avg Life	26.42	9.25	5.03	4.17	3.56
	First Payment Date	Apr-27	Feb-09	Dec-07	Jan-08	Jan-08
	Last Payment Date	Jan-34	Mar-21	Oct-13	Oct-11	Dec-09
M-10	Avg Life	26.39	9.07	4.92	4.08	3.47
	First Payment Date	Apr-27	Feb-09	Dec-07	Jan-08	Jan-08
	Last Payment Date	Oct-33	Oct-19	Nov-12	Feb-11	Jun-09
M-11	Avg Life	26.32	8.77	4.75	3.93	3.32
	First Payment Date	Apr-27	Feb-09	Dec-07	Dec-07	Dec-07
	Last Payment Date	Aug-33	Nov-18	May-12	Sep-10	Mar-09
B	Avg Life	25.98	7.86	4.24	3.52	3.06
	First Payment Date	Apr-27	Feb-09	Dec-07	Dec-07	Nov-07
	Last Payment Date	Jan-33	Jul-16	Feb-11	Sep-09	Jun-08

Class A-1
Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	12/25/2004	NA
2	1/25/2005	10.00
3	2/25/2005	10.00
4	3/25/2005	10.00
5	4/25/2005	10.00
6	5/25/2005	10.00
7	6/25/2005	10.00
8	7/25/2005	10.00
9	8/25/2005	10.00
10	9/25/2005	10.00
11	10/25/2005	10.00
12	11/25/2005	10.00
13	12/25/2005	10.00
14	1/25/2006	10.00
15	2/25/2006	10.00
16	3/25/2006	10.00
17	4/25/2006	10.00
18	5/25/2006	10.00
19	6/25/2006	10.00
20	7/25/2006	10.00
21	8/25/2006	10.00
22	9/25/2006	10.00
23	10/25/2006	10.00
24	11/25/2006	10.00
25	12/25/2006	10.00
26	1/25/2007	10.00
27	2/25/2007	10.00
28	3/25/2007	10.83
29	4/25/2007	10.00
30	5/25/2007	10.16
31	6/25/2007	10.00
32	7/25/2007	10.17
33	8/25/2007	10.00
34	9/25/2007	10.78
35	10/25/2007	11.27
36	11/25/2007	10.91
37	12/25/2007	11.28
38	1/25/2008	10.91
39	2/25/2008	11.02
40	3/25/2008	12.39
41	4/25/2008	11.67
42	5/25/2008	12.05
43	6/25/2008	11.66
44	7/25/2008	12.04
45	8/25/2008	11.65

Class A-1
Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	9/25/2008	11.66
47	10/25/2008	12.10
48	11/25/2008	11.71
49	12/25/2008	12.09
50	1/25/2009	11.70
51	2/25/2009	11.69
52	3/25/2009	12.95
53	4/25/2009	11.72
54	5/25/2009	12.11
55	6/25/2009	11.71
56	7/25/2009	12.10
57	8/25/2009	11.70
58	9/25/2009	11.70
59	10/25/2009	12.11
60	11/25/2009	11.71
61	12/25/2009	12.10
62	1/25/2010	11.70
63	2/25/2010	11.69
64	3/25/2010	12.94
65	4/25/2010	11.70
66	5/25/2010	12.08
67	6/25/2010	11.68
68	7/25/2010	12.07
69	8/25/2010	11.67
70	9/25/2010	11.67
71	10/25/2010	12.06
72	11/25/2010	11.67
73	12/25/2010	12.05
74	1/25/2011	11.66
75	2/25/2011	11.65
76	3/25/2011	12.90
77	4/25/2011	11.65
78	5/25/2011	12.03
79	6/25/2011	11.64
80	7/25/2011	12.02
81	8/25/2011	11.63
82	9/25/2011	11.62
83	10/25/2011	12.01
84	11/25/2011	11.61
85	12/25/2011	11.99
86	1/25/2012	11.60
87	2/25/2012	11.60
88	3/25/2012	12.39

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
1	12/25/2004	NA
2	1/25/2005	10.00
3	2/25/2005	10.00
4	3/25/2005	10.00
5	4/25/2005	10.00
6	5/25/2005	10.00
7	6/25/2005	10.00
8	7/25/2005	10.00
9	8/25/2005	10.00
10	9/25/2005	10.00
11	10/25/2005	10.00
12	11/25/2005	10.00
13	12/25/2005	10.00
14	1/25/2006	10.00
15	2/25/2006	10.00
16	3/25/2006	10.00
17	4/25/2006	10.00
18	5/25/2006	10.00
19	6/25/2006	10.00
20	7/25/2006	10.00
21	8/25/2006	10.00
22	9/25/2006	10.00
23	10/25/2006	10.00
24	11/25/2006	10.00
25	12/25/2006	10.00
26	1/25/2007	10.00
27	2/25/2007	10.00
28	3/25/2007	10.00
29	4/25/2007	10.00
30	5/25/2007	10.00
31	6/25/2007	10.00
32	7/25/2007	10.00
33	8/25/2007	10.00
34	9/25/2007	10.00
35	10/25/2007	10.47
36	11/25/2007	10.15
37	12/25/2007	10.49
38	1/25/2008	10.15
39	2/25/2008	10.14
40	3/25/2008	10.98
41	4/25/2008	10.86
42	5/25/2008	11.23
43	6/25/2008	10.86
44	7/25/2008	11.22
45	8/25/2008	10.85

Class A-2A, A-2B, A-2C and A-2D Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
46	9/25/2008	10.88
47	10/25/2008	11.31
48	11/25/2008	10.95
49	12/25/2008	11.31
50	1/25/2009	10.94
51	2/25/2009	10.94
52	3/25/2009	12.14
53	4/25/2009	10.99
54	5/25/2009	11.35
55	6/25/2009	10.98
56	7/25/2009	11.34
57	8/25/2009	10.97
58	9/25/2009	10.99
59	10/25/2009	11.36
60	11/25/2009	10.99
61	12/25/2009	11.35
62	1/25/2010	10.98
63	2/25/2010	10.98
64	3/25/2010	12.16
65	4/25/2010	10.98
66	5/25/2010	11.34
67	6/25/2010	10.97
68	7/25/2010	11.33
69	8/25/2010	10.96
70	9/25/2010	10.96
71	10/25/2010	11.33
72	11/25/2010	10.96
73	12/25/2010	11.32
74	1/25/2011	10.95
75	2/25/2011	10.94
76	3/25/2011	12.12
77	4/25/2011	10.94
78	5/25/2011	11.30
79	6/25/2011	10.93
80	7/25/2011	11.29
81	8/25/2011	10.92
82	9/25/2011	10.92
83	10/25/2011	11.27
84	11/25/2011	10.90
85	12/25/2011	11.26
86	1/25/2012	10.89
87	2/25/2012	10.89
88	3/25/2012	11.63

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	12/25/2004	NA
2	1/25/2005	10.00
3	2/25/2005	10.00
4	3/25/2005	10.00
5	4/25/2005	10.00
6	5/25/2005	10.00
7	6/25/2005	10.00
8	7/25/2005	10.00
9	8/25/2005	10.00
10	9/25/2005	10.00
11	10/25/2005	10.00
12	11/25/2005	10.00
13	12/25/2005	10.00
14	1/25/2006	10.00
15	2/25/2006	10.00
16	3/25/2006	10.00
17	4/25/2006	10.00
18	5/25/2006	10.00
19	6/25/2006	10.00
20	7/25/2006	10.00
21	8/25/2006	10.00
22	9/25/2006	10.00
23	10/25/2006	10.00
24	11/25/2006	10.00
25	12/25/2006	10.00
26	1/25/2007	10.00
27	2/25/2007	10.00
28	3/25/2007	10.59
29	4/25/2007	10.00
30	5/25/2007	10.12
31	6/25/2007	10.00
32	7/25/2007	10.12
33	8/25/2007	10.00
34	9/25/2007	10.56
35	10/25/2007	11.04
36	11/25/2007	10.69
37	12/25/2007	11.05
38	1/25/2008	10.69
39	2/25/2008	10.77
40	3/25/2008	11.98
41	4/25/2008	11.44
42	5/25/2008	11.82
43	6/25/2008	11.43
44	7/25/2008	11.81
45	8/25/2008	11.42

Class M & Class B Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	9/25/2008	11.43
47	10/25/2008	11.87
48	11/25/2008	11.49
49	12/25/2008	11.87
50	1/25/2009	11.48
51	2/25/2009	11.47
52	3/25/2009	12.71
53	4/25/2009	11.51
54	5/25/2009	11.89
55	6/25/2009	11.50
56	7/25/2009	11.88
57	8/25/2009	11.49
58	9/25/2009	11.49
59	10/25/2009	11.89
60	11/25/2009	11.50
61	12/25/2009	11.88
62	1/25/2010	11.49
63	2/25/2010	11.49
64	3/25/2010	12.71
65	4/25/2010	11.49
66	5/25/2010	11.86
67	6/25/2010	11.48
68	7/25/2010	11.85
69	8/25/2010	11.47
70	9/25/2010	11.46
71	10/25/2010	11.85
72	11/25/2010	11.46
73	12/25/2010	11.84
74	1/25/2011	11.45
75	2/25/2011	11.45
76	3/25/2011	12.67
77	4/25/2011	11.44
78	5/25/2011	11.82
79	6/25/2011	11.43
80	7/25/2011	11.81
81	8/25/2011	11.42
82	9/25/2011	11.42
83	10/25/2011	11.79
84	11/25/2011	11.41
85	12/25/2011	11.78
86	1/25/2012	11.39
87	2/25/2012	11.39
88	3/25/2012	12.17

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	471	2.1100	2.4919	461	45	531	4.5442	4.5862	436
2	429	2.3771	2.6179	390	46	530	4.5514	4.5820	437
3	428	2.3961	2.7211	388	47	539	4.5513	4.5771	455
4	453	2.5315	2.8264	404	48	530	4.5448	4.5748	438
5	428	2.6425	2.9145	362	49	539	4.5328	4.5759	456
6	436	2.8306	3.0106	354	50	530	4.5258	4.5825	440
7	427	2.8536	3.0647	340	51	530	4.5231	4.5964	440
8	435	2.9660	3.1293	339	52	557	4.5257	4.6138	493
9	426	3.0220	3.1901	321	53	530	4.5358	4.6389	442
10	425	3.0619	3.2560	317	54	540	4.5513	4.6710	457
11	433	3.2165	3.3338	313	55	531	4.5729	4.7074	438
12	424	3.1635	3.3892	305	56	540	4.5989	4.7480	453
13	432	3.2274	3.4692	311	57	531	4.6321	4.7973	434
14	423	3.3320	3.5530	287	58	532	4.6715	4.8448	441
15	422	3.4192	3.6173	278	59	542	4.7182	4.8920	461
16	447	3.4985	3.6775	309	60	534	4.7705	4.9442	439
17	420	3.5696	3.7263	262	61	543	4.8215	4.9867	452
18	428	3.6330	3.7653	268	62	534	4.8761	5.0285	429
19	419	3.6889	3.7953	249	63	535	4.9250	5.0673	426
20	427	3.7335	3.8169	257	64	562	4.9625	5.0976	489
21	425	3.7656	3.8293	259	65	535	5.0024	5.1250	436
22	497	3.7911	3.8392	379	66	544	5.0362	5.1489	451
23	537	3.8057	3.8450	444	67	536	5.0637	5.1660	430
24	527	3.8107	3.8524	428	68	545	5.0895	5.1792	447
25	535	3.8087	3.8635	442	69	537	5.1096	5.1900	427
26	525	3.8105	3.8816	426	70	537	5.1242	5.1969	430
27	524	3.8194	3.9041	424	71	546	5.1351	5.2013	451
28	550	3.8328	3.9377	484	72	538	5.1413	5.2069	432
29	523	3.8525	3.9729	448	73	547	5.1434	5.2118	451
30	531	3.8768	4.0123	460	74	539	5.1472	5.2191	432
31	521	3.9101	4.0636	441	75	539	5.1516	5.2274	432
32	529	3.9489	4.1174	451	76	566	5.1561	5.2372	491
33	519	3.9924	4.1748	432	77	540	5.1650	5.2507	435
34	520	4.0442	4.2392	443	78	549	5.1733	5.2624	453
35	533	4.1011	4.2960	467	79	541	5.1838	5.2769	434
36	522	4.1674	4.3544	444	80	550	5.1959	5.2937	452
37	530	4.2367	4.4111	452	81	542	5.2095	5.3104	433
38	525	4.2960	4.4549	432	82	543	5.2255	5.3279	436
39	527	4.3556	4.4944	431	83	552	5.2413	5.3462	456
40	547	4.4045	4.5293	474	84	544	5.2585	5.3635	436
41	529	4.4438	4.5527	444	85	553	5.2785	5.3807	454
42	539	4.4807	4.5708	458	86	545	5.2972	5.3991	434
43	530	4.5095	4.5826	438	87	546	5.3141	5.4137	434
44	539	4.5291	4.5862	454					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY - AGGREGATE POOL

Number of Mortgage Loans:	8,043	Index Type:	
Aggregate Principal Balance:	$1,396,896,403	6 Month LIBOR:	79.72%
Conforming Principal Balance Loans:	$1,021,974,428	Fixed Rate:	20.28%
Average Principal Balance:	$173,679	W.A. Initial Periodic Cap:	2.91%
Range:	$3,545 - $889,004	W.A. Subsequent Periodic Cap:	1.39%
W.A. Coupon:	7.427%	W.A. Lifetime Rate Cap:	6.80%
Range:	4.100% - 13.775%	Property Type:	
W.A. Gross Margin:	6.576%	Single Family:	81.30%
Range:	2.250% - 9.600%	PUD:	2.83%
W.A. Remaining Term (months):	353	2-4 Family:	9.74%
Range:	56 - 360	Condo:	6.07%
W.A. Seasoning: (months)	3	Manufactured Housing	0.07%
Latest Maturity Date:	November 1, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	92.96%
California:	38.32%	Investment:	6.37%
New York:	9.90%	Second Home:	0.67%
Florida:	8.01%	Documentation Status:	
New Jersey:	5.82%	Full / Alt:	66.62%
Illinois:	5.28%	Stated:	30.83%
W.A. Original Combined LTV:	81.05%	Limited:	1.77%
Range:	11.76% - 100.00%	None:	0.78%
First Liens:	94.69%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	5.31%	Loans with Prepay Penalties:	84.40%
Non-Balloon Loans:	99.33%	Interest Only Loans	20.75%
Non-Zero W.A. FICO Score:	625	Loans with PMI	0.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Originators

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	6,024	1,034,070,840	74.03	7.423	622	81.02
People's Choice	1,123	199,753,482	14.30	7.464	627	81.90
Other	896	163,072,082	11.67	7.410	639	80.23
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	16	129,479	0.01	11.870	640	94.63
Fixed - 10 Year	167	1,748,229	0.13	11.941	638	95.21
Fixed - 15 Year	134	6,782,300	0.49	8.545	623	74.55
Fixed - 20 Year	354	14,709,792	1.05	10.051	634	94.28
Fixed - 25 Year	1	171,622	0.01	7.750	673	80.00
Fixed - 30 Year	1,768	242,930,577	17.39	7.809	646	81.43
Balloon - 10/30	1	47,920	-	8.375	686	20.00
Balloon - 15/30	152	8,960,102	0.64	10.213	661	94.90
Balloon - 20/30	7	353,733	0.03	9.845	648	85.54
ARM - 6 Month	3	414,082	0.03	7.923	573	91.25
ARM - 2 Year/6 Month	4,137	775,572,659	55.52	7.594	606	80.43
ARM - 3 Year/6 Month	213	41,593,344	2.98	7.224	616	79.48
ARM - 5 Year/6 Month	58	13,602,170	0.97	6.793	645	83.90
ARM - 2 Year/6 Month - IO	925	259,633,294	18.59	6.426	655	81.70
ARM - 3 Year/6 Month - IO	78	21,058,447	1.51	6.305	664	79.12
ARM - 5 Year/6 Month - IO	6	1,305,512	0.09	6.157	722	81.49
ARM - 6 Month - IO	2	493,500	0.04	6.558	665	91.72
Fixed - 30 Year - IO	21	7,389,640	0.53	7.457	680	78.93
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,075	31,188,322	2.23	10.744	634	95.78
50,000.01 - 100,000.00	1,615	120,500,967	8.63	8.988	618	85.11
100,000.01 - 150,000.00	1,468	181,555,942	13.00	7.830	612	81.39
150,000.01 - 200,000.00	1,182	205,835,707	14.74	7.379	613	78.59
200,000.01 - 250,000.00	802	180,225,695	12.90	7.299	616	78.87
250,000.01 - 300,000.00	616	168,911,740	12.09	7.142	628	79.86
300,000.01 - 350,000.00	461	149,235,411	10.68	6.958	634	81.25
350,000.01 - 400,000.00	338	126,879,777	9.08	6.930	633	81.34
400,000.01 - 450,000.00	214	91,053,631	6.52	6.790	641	82.09
450,000.01 - 500,000.00	175	83,652,469	5.99	6.816	639	80.09
500,000.01 - 550,000.00	33	17,481,877	1.25	6.683	647	83.69
550,000.01 - 600,000.00	38	21,847,030	1.56	6.744	644	81.00
600,000.01 - 650,000.00	7	4,399,235	0.31	6.785	662	81.83
650,000.01 - 700,000.00	8	5,392,827	0.39	6.820	641	80.28
700,000.01 - 750,000.00	3	2,198,119	0.16	6.876	632	71.45
750,000.01 - 800,000.00	4	3,126,519	0.22	6.561	628	84.64
800,000.01 - 850,000.00	3	2,522,133	0.18	6.806	637	74.07
850,000.01 - 900,000.00	1	889,004	0.06	6.125	643	75.00
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,084	31,618,617	2.26	10.732	634	95.58
50,000.01 - 100,000.00	1,613	120,766,750	8.65	8.980	618	85.10
100,000.01 - 150,000.00	1,466	181,608,468	13.00	7.823	613	81.40
150,000.01 - 200,000.00	1,179	205,480,661	14.71	7.381	613	78.59
200,000.01 - 250,000.00	805	181,052,059	12.96	7.309	616	78.86
250,000.01 - 300,000.00	611	167,691,817	12.00	7.130	628	79.86
300,000.01 - 350,000.00	464	150,283,266	10.76	6.956	634	81.26
350,000.01 - 400,000.00	337	126,631,733	9.07	6.934	633	81.39
400,000.01 - 450,000.00	214	91,153,379	6.53	6.779	641	82.00
450,000.01 - 500,000.00	173	82,752,909	5.92	6.824	639	80.07
500,000.01 - 550,000.00	33	17,481,877	1.25	6.683	647	83.69
550,000.01 - 600,000.00	38	21,847,030	1.56	6.744	644	81.00
600,000.01 - 650,000.00	7	4,399,235	0.31	6.785	662	81.83
650,000.01 - 700,000.00	8	5,392,827	0.39	6.820	641	80.28
700,000.01 - 750,000.00	3	2,198,119	0.16	6.876	632	71.45
750,000.01 - 800,000.00	4	3,126,519	0.22	6.561	628	84.64
800,000.01 - 850,000.00	3	2,522,133	0.18	6.806	637	74.07
850,000.01 - 900,000.00	1	889,004	0.06	6.125	643	75.00
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	16	129,479	0.01	11.870	640	94.63
61 - 120	172	2,001,512	0.14	11.644	630	91.73
121 - 180	284	15,649,339	1.12	9.484	646	86.02
181 - 240	360	15,021,320	1.08	10.049	634	94.29
241 - 300	126	10,837,240	0.78	9.593	581	76.60
301 - 360	7,085	1,353,257,512	96.88	7.351	625	80.87
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	2	660,382	0.05	4.182	751	80.00
4.500 - 4.999	17	5,634,403	0.40	4.784	700	77.43
5.000 - 5.499	103	30,110,081	2.16	5.283	674	79.00
5.500 - 5.999	441	120,440,909	8.62	5.789	662	78.81
6.000 - 6.499	621	160,993,837	11.53	6.252	648	78.42
6.500 - 6.999	1,197	291,068,981	20.84	6.766	645	80.10
7.000 - 7.499	873	189,100,665	13.54	7.247	627	81.08
7.500 - 7.999	1,266	250,117,615	17.91	7.725	603	81.89
8.000 - 8.499	681	111,027,165	7.95	8.225	592	82.27
8.500 - 8.999	699	93,060,357	6.66	8.725	584	81.99
9.000 - 9.499	342	34,809,702	2.49	9.220	589	82.04
9.500 - 9.999	444	37,984,295	2.72	9.776	596	82.03
10.000 - 10.499	206	15,706,662	1.12	10.209	607	85.62
10.500 - 10.999	378	26,047,557	1.86	10.765	605	85.41
11.000 - 11.499	226	11,727,406	0.84	11.186	621	93.82
11.500 - 11.999	280	11,382,381	0.81	11.719	599	90.23
12.000 - 12.499	143	3,282,141	0.23	12.148	608	94.05
12.500 - 12.999	74	2,302,310	0.16	12.797	622	97.39
13.000 - 13.499	48	1,386,350	0.10	13.047	628	99.47
13.500 - 13.999	2	53,206	-	13.770	641	97.23
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	175	26,877,178	1.92	7.559	596	42.15
50.01 - 55.00	103	20,737,255	1.48	7.430	583	52.79
55.01 - 60.00	107	18,731,700	1.34	7.612	581	58.06
60.01 - 65.00	254	44,988,306	3.22	7.876	589	63.62
65.01 - 70.00	356	70,587,551	5.05	7.840	582	68.86
70.01 - 75.00	493	103,981,066	7.44	7.626	591	74.04
75.01 - 80.00	2,715	584,091,743	41.81	6.908	641	79.82
80.01 - 85.00	645	128,880,797	9.23	7.327	601	84.44
85.01 - 90.00	1,303	252,197,913	18.05	7.376	626	89.79
90.01 - 95.00	409	45,168,685	3.23	7.927	634	94.68
95.01 - 100.00	1,483	100,654,208	7.21	9.706	656	99.96
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
N/A	1	65,000	-	7.700	-	53.28
404 - 499	24	1,508,474	0.11	9.882	471	77.22
500 - 524	430	72,780,856	5.21	8.774	513	71.06
525 - 549	604	109,889,431	7.87	8.226	537	74.70
550 - 574	726	129,293,877	9.26	7.818	562	79.86
575 - 599	935	141,354,861	10.12	7.605	588	81.96
600 - 624	1,277	208,637,555	14.94	7.429	613	82.12
625 - 649	1,533	262,410,875	18.79	7.260	637	82.48
650 - 674	1,051	190,587,445	13.64	7.022	661	82.42
675 - 699	718	130,231,215	9.32	6.991	685	83.39
700 - 724	403	77,848,704	5.57	6.826	712	83.43
725 - 749	188	38,891,747	2.78	6.814	736	82.66
750 - 774	111	24,744,221	1.77	6.891	761	82.32
775 - 799	36	7,612,823	0.54	7.025	783	82.89
800 - 824	6	1,039,320	0.07	7.020	807	82.89
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	2,324	535,360,166	38.32	7.061	632	79.47
New York	540	138,319,603	9.90	7.286	639	79.99
Florida	852	111,923,443	8.01	7.793	615	82.41
New Jersey	396	81,256,939	5.82	7.702	608	79.43
Illinois	507	73,751,101	5.28	7.703	612	83.20
Maryland	331	54,952,997	3.93	7.682	610	81.34
Massachusetts	197	42,204,329	3.02	7.593	621	79.96
Nevada	217	34,774,742	2.49	7.517	633	82.70
Virginia	218	34,219,505	2.45	7.752	609	82.62
Georgia	229	27,631,174	1.98	7.865	615	84.62
Hawaii	119	26,537,612	1.90	6.997	665	82.98
Minnesota	142	20,563,449	1.47	7.410	630	84.71
Texas	225	20,507,043	1.47	8.138	619	83.67
Michigan	204	19,606,423	1.40	8.245	604	84.83
Connecticut	128	18,819,744	1.35	7.808	606	79.38
Washington	110	16,485,294	1.18	7.261	621	82.20
Colorado	111	15,202,070	1.09	7.429	625	83.39
North Carolina	157	15,192,435	1.09	7.936	617	86.45
Arizona	127	14,748,982	1.06	7.480	627	84.15
Ohio	157	13,621,816	0.98	8.135	612	84.80
Pennsylvania	100	11,508,367	0.82	8.214	591	79.31
Oregon	87	10,573,331	0.76	7.489	624	82.26
Wisconsin	51	6,195,177	0.44	7.671	617	84.77
Tennessee	64	6,106,024	0.44	8.299	597	87.94
South Carolina	53	5,966,961	0.43	8.115	588	86.48

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Indiana	69	5,586,517	0.40	8.322	622	86.16
Missouri	56	4,728,530	0.34	8.409	605	84.74
Utah	31	3,893,376	0.28	7.667	608	83.21
Rhode Island	22	3,419,450	0.24	7.573	595	75.91
New Hampshire	22	3,094,201	0.22	7.783	642	83.90
Idaho	34	2,722,031	0.19	8.082	614	82.52
New Mexico	19	2,488,051	0.18	7.671	620	84.33
Kentucky	24	2,324,678	0.17	7.401	635	83.61
Delaware	13	1,633,836	0.12	7.882	606	84.50
Oklahoma	19	1,447,396	0.10	8.540	591	85.28
Maine	9	1,375,930	0.10	7.951	621	72.12
Arkansas	13	1,269,094	0.09	7.983	618	82.69
Alaska	5	1,136,009	0.08	6.951	661	84.78
Louisiana	9	1,033,106	0.07	9.039	596	79.77
Kansas	10	1,030,504	0.07	8.153	591	87.25
West Virginia	10	1,028,510	0.07	8.325	559	86.82
Wyoming	4	604,995	0.04	7.408	598	85.26
Iowa	8	536,666	0.04	7.299	641	83.11
Vermont	6	508,475	0.04	8.035	584	85.75
Mississippi	6	400,454	0.03	9.379	606	87.08
Montana	3	286,739	0.02	7.456	589	90.15
South Dakota	2	148,034	0.01	9.799	625	82.11
Alabama	2	114,391	0.01	11.369	465	75.00
Nebraska	1	56,704	-	8.900	660	80.00
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	7,294	1,298,623,261	92.96	7.397	623	80.99
Investment	695	88,912,826	6.37	7.892	649	82.10
Second Home	54	9,360,316	0.67	7.287	643	80.09
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full	5,639	930,545,303	66.62	7.243	620	82.28
Stated Documentation	2,260	430,670,332	30.83	7.824	635	78.59
Limited	108	24,783,153	1.77	7.524	599	79.35
No Documentation	36	10,897,615	0.78	7.324	676	77.15
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	4,444	701,095,012	50.19	7.372	649	84.44
Refinance - Cashout	3,408	659,107,271	47.18	7.485	600	77.57
Refinance - Rate Term	191	36,694,120	2.63	7.457	614	78.79
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	6,649	1,135,617,685	81.30	7.420	622	80.98
2-4 Family	623	136,054,492	9.74	7.450	644	80.72
Condo	544	84,725,134	6.07	7.476	637	82.08
PUD	215	39,492,420	2.83	7.393	626	82.15
Manufactured Housing	12	1,006,672	0.07	9.679	576	76.44
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
December 2004	23	2,100,038	0.19	9.569	571	79.72
February 2005	2	411,162	0.04	6.795	674	84.61
April 2005	8	904,397	0.08	8.606	594	89.74
May 2005	68	6,341,711	0.57	9.467	579	77.56
February 2006	1	75,841	0.01	6.040	631	76.30
March 2006	1	187,997	0.02	5.250	596	80.00
April 2006	2	478,780	0.04	5.851	587	72.92
May 2006	17	3,251,202	0.29	6.980	638	82.59
June 2006	44	7,927,118	0.71	7.041	609	79.21
July 2006	282	57,832,512	5.19	7.000	618	80.86
August 2006	2,051	419,455,389	37.66	7.292	616	80.40
September 2006	2,296	471,610,318	42.35	7.353	617	81.23
October 2006	260	61,940,791	5.56	7.034	646	80.10
November 2006	19	4,046,816	0.36	7.077	608	76.15
April 2007	1	481,600	0.04	4.500	653	80.00
June 2007	3	805,829	0.07	5.397	733	70.66
July 2007	11	2,326,880	0.21	6.856	605	74.44
August 2007	102	22,898,518	2.06	6.926	631	79.79
September 2007	121	25,073,711	2.25	7.079	626	80.60
October 2007	45	10,390,715	0.93	6.594	649	77.13
November 2007	1	224,000	0.02	8.225	504	80.00
August 2009	19	4,872,708	0.44	7.011	646	89.22
September 2009	44	9,535,389	0.86	6.587	654	81.09
October 2009	1	499,586	0.04	6.950	652	79.37
Total:	**5,422**	**1,113,673,008**	**100.00**	**7.272**	**619**	**80.72**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	1	283,224	0.03	5.875	758	90.00
3.000 - 3.499	9	2,767,285	0.25	7.029	645	78.83
3.500 - 3.999	94	28,690,659	2.58	6.936	658	82.07
4.000 - 4.499	24	5,716,736	0.51	5.854	670	80.10
4.500 - 4.999	66	15,668,995	1.41	6.518	640	78.60
5.000 - 5.499	586	117,984,035	10.59	7.197	624	81.51
5.500 - 5.999	84	20,323,038	1.82	6.705	638	78.95
6.000 - 6.499	262	63,873,151	5.74	6.274	638	79.59
6.500 - 6.999	4,200	837,076,332	75.16	7.398	614	80.66
7.000 - 7.499	69	16,790,152	1.51	7.463	655	82.85
7.500 - 7.999	20	3,428,404	0.31	8.361	628	87.55
8.000 - 8.499	3	561,641	0.05	8.659	652	89.28
8.500 - 8.999	3	438,219	0.04	9.698	587	73.36
9.500 - 9.999	1	71,136	0.01	10.100	598	90.00
Total:	**5,422**	**1,113,673,008**	**100.00**	**7.272**	**619**	**80.72**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	1	307,992	0.03	4.750	689	80.00
11.000 - 11.499	14	3,463,201	0.31	5.097	706	79.93
11.500 - 11.999	71	20,274,264	1.82	5.551	663	76.99
12.000 - 12.499	176	48,622,821	4.37	5.716	659	79.11
12.500 - 12.999	626	168,453,153	15.13	6.171	655	79.82
13.000 - 13.499	526	132,799,567	11.92	6.451	639	80.45
13.500 - 13.999	836	191,770,138	17.22	6.948	636	82.01
14.000 - 14.499	669	137,679,517	12.36	7.381	619	82.29
14.500 - 14.999	1,038	196,716,955	17.66	7.824	596	82.38
15.000 - 15.499	522	84,989,003	7.63	8.303	583	82.59
15.500 - 15.999	477	69,142,830	6.21	8.799	575	80.11
16.000 - 16.499	180	21,862,678	1.96	9.309	558	75.68
16.500 - 16.999	144	18,802,110	1.69	9.825	554	71.45
17.000 - 17.499	47	5,933,251	0.53	10.303	535	69.06
17.500 - 17.999	63	9,000,873	0.81	10.747	535	64.56
18.000 - 18.499	11	1,295,059	0.12	11.291	537	64.68
18.500 - 18.999	17	2,239,653	0.20	11.646	534	61.50
19.000 - 19.499	2	219,815	0.02	12.150	524	60.36
19.500 - 19.999	2	100,129	0.01	12.705	504	70.00
Total:	**5,422**	**1,113,673,008**	**100.00**	**7.272**	**619**	**80.72**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	1	283,224	0.03	5.875	758	90.00
3.000 - 3.499	10	3,029,996	0.27	6.972	652	78.94
4.000 - 4.499	2	660,382	0.06	4.182	751	80.00
4.500 - 4.999	26	8,240,110	0.74	5.348	700	77.58
5.000 - 5.499	103	30,110,081	2.70	5.283	674	79.00
5.500 - 5.999	418	114,768,174	10.31	5.787	661	79.21
6.000 - 6.499	474	124,831,866	11.21	6.244	644	80.02
6.500 - 6.999	911	221,541,343	19.89	6.767	644	81.39
7.000 - 7.499	697	147,937,803	13.28	7.253	621	82.35
7.500 - 7.999	1,072	212,836,140	19.11	7.729	598	82.38
8.000 - 8.499	577	96,389,837	8.66	8.231	586	82.30
8.500 - 8.999	557	82,251,727	7.39	8.720	576	80.82
9.000 - 9.499	202	25,916,788	2.33	9.222	562	76.95
9.500 - 9.999	182	22,628,447	2.03	9.751	558	72.72
10.000 - 10.499	70	7,438,269	0.67	10.231	548	71.91
10.500 - 10.999	80	10,357,685	0.93	10.718	537	66.33
11.000 - 11.499	14	1,678,948	0.15	11.231	532	66.44
11.500 - 11.999	21	2,415,252	0.22	11.658	536	62.24
12.000 - 12.499	3	256,805	0.02	12.164	521	59.87
12.500 - 12.999	1	52,460	-	12.550	535	70.00
13.000 - 13.499	1	47,670	-	12.875	470	70.00
Total:	**5,422**	**1,113,673,008**	**100.00**	**7.272**	**619**	**80.72**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	87	8,226,433	0.74	9.507	575	77.75
1.500	115	33,906,905	3.04	6.916	676	80.83
2.000	97	31,366,013	2.82	6.888	654	81.87
3.000	5,123	1,040,173,656	93.40	7.277	617	80.70
Total:	**5,422**	**1,113,673,008**	**100.00**	**7.272**	**619**	**80.72**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1,193	241,782,328	21.71	7.307	621	80.88
1.500	4,221	869,316,265	78.06	7.263	619	80.67
2.000	8	2,574,415	0.23	6.856	655	80.75
Total:	**5,422**	**1,113,673,008**	**100.00**	**7.272**	**619**	**80.72**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	1	176,250	0.02	7.500	679	75.00
6.000 - 6.499	1,130	222,649,542	19.99	7.326	620	80.74
6.500 - 6.999	1	56,450	0.01	9.490	635	77.42
7.000 - 7.499	4,290	890,790,766	79.99	7.258	619	80.71
Total:	**5,422**	**1,113,673,008**	**100.00**	**7.272**	**619**	**80.72**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,462	217,894,800	15.60	7.915	623	81.70
6	2	917,987	0.07	6.995	632	75.09
12	812	164,211,942	11.76	7.448	628	81.03
24	4,756	825,381,307	59.09	7.386	622	81.67
36	1,009	188,296,489	13.48	7.029	638	77.66
60	2	193,879	0.01	7.907	624	72.87
Total:	**8,043**	**1,396,896,403**	**100.00**	**7.427**	**625**	**81.05**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	6,722	Index Type:	
Aggregate Principal Balance:	$997,070,611	6 Month LIBOR:	80.96%
Conforming Principal Balance Loans:	$997,070,611	Fixed Rate:	19.04%
Average Principal Balance:	$148,329	W.A. Initial Periodic Cap:	2.93%
Range:	$3,545 - $499,292	W.A. Subsequent Periodic Cap:	1.40%
W.A. Coupon:	7.549%	W.A. Lifetime Rate Cap:	6.81%
Range:	4.400% - 13.775%	Property Type:	
W.A. Gross Margin:	6.628%	Single Family:	79.19%
Range:	2.250% - 9.600%	PUD:	2.41%
W.A. Remaining Term (months):	353	2-4 Family:	11.67%
Range:	56 – 360	Condo:	6.64%
W.A. Seasoning: (months)	3	Manufactured Housing	0.10%
Latest Maturity Date:	November 1, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	91.54%
California:	29.59%	Investment:	7.79%
Florida:	9.38%	Second Home:	0.67%
New York:	9.26%	Documentation Status:	
New Jersey:	6.61%	Full / Alt:	68.42%
Illinois:	6.43%	Stated:	29.61%
W.A. Original Combined LTV:	80.58%	Limited:	1.49%
Range:	11.76% - 100.00%	None:	0.48%
First Liens:	95.58%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	4.42%	Loans with Prepay Penalties:	83.40%
Non-Balloon Loans:	99.48%	Interest Only Loans	16.32%
Non-Zero W.A. FICO Score:	620	Loans with PMI	0.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Originators

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	5,225	773,315,497	77.56	7.549	618	80.58
People's Choice	809	121,955,463	12.23	7.594	624	81.20
Other	688	101,799,651	10.21	7.497	631	79.87
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	15	125,389	0.01	11.882	638	94.62
Fixed - 10 Year	162	1,648,180	0.17	11.931	637	95.23
Fixed - 15 Year	114	5,331,837	0.53	8.598	622	74.87
Fixed - 20 Year	344	12,845,651	1.29	10.320	629	94.62
Fixed - 25 Year	1	171,622	0.02	7.750	673	80.00
Fixed - 30 Year	1,269	162,509,625	16.30	7.723	647	79.77
Balloon - 10/30	1	47,920	-	8.375	686	20.00
Balloon - 15/30	98	4,823,298	0.48	10.257	650	91.47
Balloon - 20/30	6	283,780	0.03	9.498	658	81.98
ARM - 6 Month	3	414,082	0.04	7.923	573	91.25
ARM - 2 Year/6 Month	3,739	606,520,039	60.83	7.708	604	80.30
ARM - 3 Year/6 Month	190	31,549,234	3.16	7.327	612	78.18
ARM - 5 Year/6 Month	44	8,038,901	0.81	6.921	637	82.16
ARM - 2 Year/6 Month - IO	667	147,909,413	14.83	6.467	652	81.48
ARM - 3 Year/6 Month - IO	55	11,025,547	1.11	6.410	659	80.70
ARM - 5 Year/6 Month - IO	6	1,305,512	0.13	6.157	722	81.49
ARM - 6 Month - IO	2	493,500	0.05	6.558	665	91.72
Fixed - 30 Year - IO	6	2,027,080	0.20	7.270	685	80.00
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	976	27,871,372	2.80	10.753	631	95.54
50,000.01 - 100,000.00	1,343	99,217,323	9.95	8.718	609	82.35
100,000.01 - 150,000.00	1,391	172,331,235	17.28	7.745	611	80.73
150,000.01 - 200,000.00	1,168	203,327,557	20.39	7.383	613	78.66
200,000.01 - 250,000.00	790	177,465,780	17.80	7.303	616	78.92
250,000.01 - 300,000.00	604	165,523,239	16.60	7.148	627	79.94
300,000.01 - 350,000.00	345	109,831,116	11.02	6.887	638	81.08
350,000.01 - 400,000.00	71	26,732,480	2.68	7.017	646	83.37
400,000.01 - 450,000.00	27	11,404,617	1.14	6.839	671	84.35
450,000.01 - 500,000.00	7	3,365,891	0.34	7.447	647	81.67
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	985	28,301,668	2.84	10.740	631	95.32
50,000.01 - 100,000.00	1,341	99,483,106	9.98	8.710	609	82.34
100,000.01 - 150,000.00	1,389	172,383,762	17.29	7.738	611	80.74
150,000.01 - 200,000.00	1,165	202,972,511	20.36	7.385	613	78.66
200,000.01 - 250,000.00	793	178,292,143	17.88	7.314	616	78.91
250,000.01 - 300,000.00	599	164,303,316	16.48	7.137	627	79.95
300,000.01 - 350,000.00	346	110,180,624	11.05	6.887	638	81.11
350,000.01 - 400,000.00	71	26,782,881	2.69	7.019	648	83.46
400,000.01 - 450,000.00	26	11,004,708	1.10	6.833	668	83.96
450,000.01 - 500,000.00	7	3,365,891	0.34	7.447	647	81.67
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	15	125,389	0.01	11.882	638	94.62
61 - 120	167	1,901,464	0.19	11.619	628	91.55
121 - 180	210	10,062,073	1.01	9.370	637	82.55
181 - 240	349	13,087,226	1.31	10.307	629	94.58
241 - 300	124	9,940,205	1.00	9.697	582	77.86
301 - 360	5,857	961,954,254	96.48	7.462	620	80.38
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	180,382	0.02	4.400	755	80.00
4.500 - 4.999	10	2,401,265	0.24	4.801	694	77.10
5.000 - 5.499	72	17,069,687	1.71	5.292	675	78.17
5.500 - 5.999	334	74,414,414	7.46	5.789	664	78.64
6.000 - 6.499	477	99,901,092	10.02	6.246	648	77.74
6.500 - 6.999	953	189,463,334	19.00	6.762	642	79.20
7.000 - 7.499	737	133,996,903	13.44	7.255	626	80.61
7.500 - 7.999	1,123	193,425,783	19.40	7.731	607	82.25
8.000 - 8.499	626	92,126,792	9.24	8.225	592	82.45
8.500 - 8.999	640	81,144,709	8.14	8.724	581	81.37
9.000 - 9.499	292	28,986,457	2.91	9.227	575	79.36
9.500 - 9.999	360	31,527,059	3.16	9.769	583	78.87
10.000 - 10.499	156	11,740,908	1.18	10.204	588	80.94
10.500 - 10.999	273	18,066,820	1.81	10.751	590	81.49
11.000 - 11.499	177	7,838,093	0.79	11.206	612	90.85
11.500 - 11.999	248	9,115,651	0.91	11.718	595	89.23
12.000 - 12.499	131	2,685,967	0.27	12.143	606	94.41
12.500 - 12.999	65	1,722,375	0.17	12.785	620	96.81
13.000 - 13.499	45	1,209,716	0.12	13.047	629	99.47
13.500 - 13.999	2	53,206	0.01	13.770	641	97.23
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	157	21,357,018	2.14	7.689	597	41.28
50.01 - 55.00	91	15,318,062	1.54	7.555	583	52.53
55.01 - 60.00	98	15,426,050	1.55	7.696	587	58.13
60.01 - 65.00	235	38,271,462	3.84	7.952	585	63.55
65.01 - 70.00	320	56,187,354	5.64	8.047	578	68.90
70.01 - 75.00	416	73,727,496	7.39	7.778	585	74.10
75.01 - 80.00	2,302	413,263,952	41.45	7.051	636	79.83
80.01 - 85.00	533	83,776,508	8.40	7.545	595	84.47
85.01 - 90.00	1,129	184,519,440	18.51	7.496	625	89.81
90.01 - 95.00	341	31,560,374	3.17	7.959	636	94.86
95.01 - 100.00	1,100	63,662,896	6.38	9.708	653	99.98
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
N/A	1	65,000	0.01	7.700	-	53.28
404 - 499	24	1,508,474	0.15	9.882	471	77.22
500 - 524	392	59,892,787	6.01	8.899	513	71.14
525 - 549	543	88,226,881	8.85	8.360	537	74.90
550 - 574	642	98,131,935	9.84	7.885	562	79.68
575 - 599	844	109,047,011	10.94	7.733	588	81.76
600 - 624	1,094	152,807,720	15.33	7.508	613	81.61
625 - 649	1,236	177,536,354	17.81	7.365	637	81.96
650 - 674	826	124,700,338	12.51	7.057	661	82.08
675 - 699	559	89,390,046	8.97	7.000	686	82.72
700 - 724	311	50,274,101	5.04	6.928	711	83.47
725 - 749	139	25,422,127	2.55	6.921	736	82.61
750 - 774	83	15,059,824	1.51	6.920	760	84.21
775 - 799	25	4,532,737	0.45	6.999	784	81.60
800 - 824	3	475,276	0.05	6.498	802	80.26
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,559	295,009,400	29.59	7.133	627	77.78
Florida	779	93,548,735	9.38	7.843	612	82.44
New York	412	92,344,657	9.26	7.339	635	79.07
New Jersey	358	65,894,241	6.61	7.789	605	78.44
Illinois	476	64,090,258	6.43	7.767	611	83.13
Maryland	298	45,065,226	4.52	7.720	608	80.80
Nevada	182	27,520,084	2.76	7.562	630	81.88
Virginia	194	26,919,087	2.70	7.929	603	81.72
Massachusetts	138	25,813,973	2.59	7.606	620	78.39
Hawaii	111	24,574,899	2.46	7.002	664	82.65
Georgia	212	24,472,306	2.45	7.902	611	84.03
Texas	210	19,267,993	1.93	8.073	618	83.02
Minnesota	135	18,340,063	1.84	7.501	629	84.39
Michigan	197	17,702,968	1.78	8.384	602	84.30
Connecticut	117	15,891,771	1.59	7.906	606	79.99
Washington	97	13,589,866	1.36	7.281	623	81.62
North Carolina	151	13,374,834	1.34	8.002	615	86.18
Colorado	99	13,045,941	1.31	7.475	624	82.68
Ohio	150	12,861,028	1.29	8.116	613	85.17
Arizona	119	12,726,120	1.28	7.462	630	83.27
Pennsylvania	96	10,349,201	1.04	8.188	597	81.71
Oregon	85	10,199,612	1.02	7.532	622	81.94
Wisconsin	51	6,195,177	0.62	7.671	617	84.77
Tennessee	62	5,990,161	0.60	8.292	597	87.98
Indiana	68	5,183,526	0.52	8.429	619	86.64

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
South Carolina	50	5,041,008	0.51	8.213	589	85.22
Missouri	55	4,668,799	0.47	8.389	604	84.55
Rhode Island	22	3,419,450	0.34	7.573	595	75.91
New Hampshire	22	3,094,201	0.31	7.783	642	83.90
Idaho	33	2,348,730	0.24	8.031	616	82.13
Kentucky	24	2,324,678	0.23	7.401	635	83.61
Utah	26	2,220,118	0.22	8.084	599	81.54
New Mexico	18	2,033,695	0.20	7.654	616	86.22
Delaware	13	1,633,836	0.16	7.882	606	84.50
Oklahoma	19	1,447,396	0.15	8.540	591	85.28
Arkansas	13	1,269,094	0.13	7.983	618	82.69
Alaska	5	1,136,009	0.11	6.951	661	84.78
Kansas	10	1,030,504	0.10	8.153	591	87.25
West Virginia	10	1,028,510	0.10	8.325	559	86.82
Louisiana	8	962,183	0.10	8.896	587	78.27
Maine	8	899,983	0.09	7.665	640	83.69
Wyoming	4	604,995	0.06	7.408	598	85.26
Iowa	8	536,666	0.05	7.299	641	83.11
Vermont	6	508,475	0.05	8.035	584	85.75
Montana	3	286,739	0.03	7.456	589	90.15
Mississippi	4	285,285	0.03	9.578	566	86.68
South Dakota	2	148,034	0.01	9.799	625	82.11
Alabama	2	114,391	0.01	11.369	465	75.00
Nebraska	1	56,704	0.01	8.900	660	80.00
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	6,017	912,746,633	91.54	7.511	618	80.42
Investment	657	77,667,401	7.79	8.001	646	82.49
Second Home	48	6,656,577	0.67	7.523	633	80.10
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full	4,833	682,213,250	68.42	7.373	616	81.91
Stated Documentation	1,783	295,221,886	29.61	7.952	629	77.52
Limited	87	14,832,664	1.49	7.715	601	81.62
No Documentation	19	4,802,810	0.48	7.236	686	77.67
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	3,665	493,860,017	49.53	7.481	644	84.41
Refinance - Cashout	2,911	482,200,109	48.36	7.615	596	76.74
Refinance - Rate Term	146	21,010,485	2.11	7.657	605	78.90
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	5,515	789,560,980	79.19	7.559	616	80.44
2-4 Family	565	116,313,382	11.67	7.494	638	80.49
Condo	472	66,190,846	6.64	7.543	636	81.57
PUD	158	23,998,730	2.41	7.432	629	83.31
Manufactured Housing	12	1,006,672	0.10	9.679	576	76.44
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
December 2004	23	2,100,038	0.26	9.569	571	79.72
February 2005	2	411,162	0.05	6.795	674	84.61
April 2005	8	904,397	0.11	8.606	594	89.74
May 2005	65	5,355,935	0.66	9.656	583	79.94
February 2006	1	75,841	0.01	6.040	631	76.30
March 2006	1	187,997	0.02	5.250	596	80.00
April 2006	2	478,780	0.06	5.851	587	72.92
May 2006	16	2,916,237	0.36	7.035	633	80.59
June 2006	39	5,964,527	0.74	7.182	591	78.83
July 2006	250	43,375,346	5.37	7.232	611	81.17
August 2006	1,793	310,442,194	38.46	7.460	612	79.98
September 2006	1,999	342,504,168	42.43	7.504	613	81.15
October 2006	203	38,315,333	4.75	7.122	635	79.44
November 2006	16	2,755,616	0.34	7.227	590	77.10
June 2007	2	305,829	0.04	6.211	725	80.00
July 2007	9	1,477,509	0.18	6.569	629	78.40
August 2007	87	16,442,490	2.04	7.093	624	79.47
September 2007	105	17,823,442	2.21	7.155	623	78.60
October 2007	34	5,850,974	0.72	6.822	628	77.70
November 2007	1	224,000	0.03	8.225	504	80.00
August 2009	12	2,230,049	0.28	7.382	631	88.06
September 2009	38	7,114,365	0.88	6.636	654	80.19
Total:	**4,706**	**807,256,227**	**100.00**	**7.437**	**614**	**80.47**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	1	283,224	0.04	5.875	758	90.00
3.000 - 3.499	7	1,674,942	0.21	6.772	654	74.96
3.500 - 3.999	60	14,207,944	1.76	6.990	660	82.74
4.000 - 4.499	20	4,295,221	0.53	5.758	676	79.21
4.500 - 4.999	56	11,474,190	1.42	6.406	650	78.97
5.000 - 5.499	498	79,335,344	9.83	7.404	622	81.18
5.500 - 5.999	66	12,834,471	1.59	7.035	627	79.69
6.000 - 6.499	203	39,409,513	4.88	6.460	635	78.62
6.500 - 6.999	3,718	629,742,913	78.01	7.544	609	80.45
7.000 - 7.499	53	10,583,966	1.31	7.567	635	81.91
7.500 - 7.999	17	2,343,504	0.29	8.528	630	88.12
8.000 - 8.499	3	561,641	0.07	8.659	652	89.28
8.500 - 8.999	3	438,219	0.05	9.698	587	73.36
9.500 - 9.999	1	71,136	0.01	10.100	598	90.00
Total:	**4,706**	**807,256,227**	**100.00**	**7.437**	**614**	**80.47**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rates*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	1	307,992	0.04	4.750	689	80.00
11.000 - 11.499	11	2,116,035	0.26	5.237	702	79.89
11.500 - 11.999	50	11,085,916	1.37	5.602	668	77.11
12.000 - 12.499	129	28,628,927	3.55	5.760	657	78.05
12.500 - 12.999	479	104,835,059	12.99	6.172	655	79.31
13.000 - 13.499	413	82,746,300	10.25	6.475	639	79.94
13.500 - 13.999	686	126,613,561	15.68	6.958	631	81.66
14.000 - 14.499	585	101,956,975	12.63	7.386	618	82.24
14.500 - 14.999	943	157,415,334	19.50	7.838	599	82.86
15.000 - 15.499	493	73,180,620	9.07	8.304	583	82.30
15.500 - 15.999	459	62,292,636	7.72	8.810	574	79.95
16.000 - 16.499	177	20,752,005	2.57	9.319	555	75.45
16.500 - 16.999	142	17,944,055	2.22	9.838	551	70.67
17.000 - 17.499	47	5,933,251	0.73	10.303	535	69.06
17.500 - 17.999	60	7,930,589	0.98	10.744	534	64.62
18.000 - 18.499	11	1,295,059	0.16	11.291	537	64.68
18.500 - 18.999	16	1,901,969	0.24	11.645	537	60.88
19.000 - 19.499	2	219,815	0.03	12.150	524	60.36
19.500 - 19.999	2	100,129	0.01	12.705	504	70.00
Total:	**4,706**	**807,256,227**	**100.00**	**7.437**	**614**	**80.47**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rates*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
2.000 - 2.499	1	283,224	0.04	5.875	758	90.00
3.000 - 3.499	8	1,937,653	0.24	6.718	664	75.65
4.000 - 4.499	1	180,382	0.02	4.400	755	80.00
4.500 - 4.999	19	5,006,973	0.62	5.720	696	77.52
5.000 - 5.499	72	17,069,687	2.11	5.292	675	78.17
5.500 - 5.999	316	70,394,878	8.72	5.785	662	79.14
6.000 - 6.499	362	75,061,372	9.30	6.234	644	79.38
6.500 - 6.999	729	142,479,527	17.65	6.763	639	80.88
7.000 - 7.499	603	108,226,965	13.41	7.262	620	81.89
7.500 - 7.999	957	165,128,537	20.46	7.733	602	82.82
8.000 - 8.499	541	81,248,741	10.06	8.227	588	82.55
8.500 - 8.999	535	73,632,747	9.12	8.722	575	80.63
9.000 - 9.499	196	23,996,029	2.97	9.229	558	76.24
9.500 - 9.999	180	21,770,392	2.70	9.759	555	72.12
10.000 - 10.499	70	7,438,269	0.92	10.231	548	71.91
10.500 - 10.999	77	9,287,402	1.15	10.712	537	66.58
11.000 - 11.499	14	1,678,948	0.21	11.231	532	66.44
11.500 - 11.999	20	2,077,568	0.26	11.660	539	61.79
12.000 - 12.499	3	256,805	0.03	12.164	521	59.87
12.500 - 12.999	1	52,460	0.01	12.550	535	70.00
13.000 - 13.499	1	47,670	0.01	12.875	470	70.00
Total:	**4,706**	**807,256,227**	**100.00**	**7.437**	**614**	**80.47**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	85	7,329,399	0.91	9.638	577	79.61
1.500	74	16,823,559	2.08	6.975	668	79.89
2.000	56	13,946,414	1.73	6.834	654	81.07
3.000	4,491	769,156,856	95.28	7.437	613	80.48
Total:	**4,706**	**807,256,227**	**100.00**	**7.437**	**614**	**80.47**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1,014	165,734,519	20.53	7.458	619	80.49
1.500	3,687	640,128,379	79.30	7.434	613	80.47
2.000	5	1,393,330	0.17	6.306	684	77.33
Total:	**4,706**	**807,256,227**	**100.00**	**7.437**	**614**	**80.47**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	1	176,250	0.02	7.500	679	75.00
6.000 - 6.499	975	156,775,355	19.42	7.468	619	80.38
6.500 - 6.999	1	56,450	0.01	9.490	635	77.42
7.000 - 7.499	3,729	650,248,173	80.55	7.429	613	80.49
Total:	**4,706**	**807,256,227**	**100.00**	**7.437**	**614**	**80.47**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,285	165,468,305	16.60	8.032	616	81.31
12	667	112,591,230	11.29	7.584	623	80.39
24	3,947	589,099,682	59.08	7.497	617	81.24
36	822	129,844,716	13.02	7.140	637	76.84
60	1	66,679	0.01	9.875	602	80.00
Total:	**6,722**	**997,070,611**	**100.00**	**7.549**	**620**	**80.58**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	1,321	Index Type:	
Aggregate Principal Balance:	$399,825,792	6 Month LIBOR:	76.64%
Conforming Principal Balance Loans:	$24,903,818	Fixed Rate:	23.36%
Average Principal Balance:	$302,669	W.A. Initial Periodic Cap:	2.85%
Range:	$4,090 - $889,004	W.A. Subsequent Periodic Cap:	1.38%
W.A. Coupon:	7.124%	W.A. Lifetime Rate Cap:	6.79%
Range:	4.100% - 13.250%	Property Type:	
W.A. Gross Margin:	6.439%	Single Family:	86.55%
Range:	3.250% - 7.750%	PUD:	3.88%
W.A. Remaining Term (months):	354 months	2-4 Family:	4.94%
Range:	57 months - 360 months	Condo:	4.64%
W.A. Seasoning: (months)	3 months		
Latest Maturity Date:	November 1, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	96.51%
California:	60.11%	Investment:	2.81%
New York:	11.50%	Second Home:	0.68%
Florida:	4.60%	Documentation Status:	
Massachusetts:	4.10%	Full / Alt:	62.11%
New Jersey:	3.84%	Stated:	33.88%
W.A. Original Combined LTV:	82.22%	Limited:	2.49%
Range:	30.00% - 100.00%	None:	1.52%
First Liens:	92.46%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	7.54%	Loans with Prepay Penalties:	86.89%
Non-Balloon Loans:	98.95%	Interest Only Loans	31.79%
Non-Zero W.A. FICO Score:	636	Loans with PMI	0.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Originators

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	799	260,755,342	65.22	7.05	634	82.32
People's Choice	314	77,798,019	19.46	7.261	632	82.98
Other	208	61,272,431	15.32	7.266	651	80.82
Total:	**1,321**	**399,825,792**	**100**	**7.124**	**636**	**82.22**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	1	4,090	-	11.500	676	95.00
Fixed - 10 Year	5	100,048	0.03	12.107	657	95.00
Fixed - 15 Year	20	1,450,463	0.36	8.347	624	73.39
Fixed - 20 Year	10	1,864,141	0.47	8.197	669	91.99
Fixed - 30 Year	499	80,420,953	20.11	7.982	646	84.80
Balloon - 15/30	54	4,136,804	1.03	10.161	675	98.89
Balloon - 20/30	1	69,953	0.02	11.250	605	100.00
ARM - 2 Year/6 Month	398	169,052,620	42.28	7.186	612	80.89
ARM - 3 Year/6 Month	23	10,044,110	2.51	6.900	627	83.55
ARM - 5 Year/6 Month	14	5,563,269	1.39	6.609	656	86.42
ARM - 2 Year/6 Month - IO	258	111,723,882	27.94	6.370	660	81.98
ARM - 3 Year/6 Month - IO	23	10,032,900	2.51	6.189	669	77.38
Fixed - 30 Year - IO	15	5,362,560	1.34	7.527	678	78.52
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	99	3,316,949	0.83	10.666	659	97.77
50,000.01 - 100,000.00	272	21,283,645	5.32	10.244	656	98.01
100,000.01 - 150,000.00	77	9,224,707	2.31	9.415	644	93.74
150,000.01 - 200,000.00	14	2,508,150	0.63	7.032	631	73.32
200,000.01 - 250,000.00	12	2,759,915	0.69	7.027	634	75.68
250,000.01 - 300,000.00	12	3,388,501	0.85	6.821	659	75.70
300,000.01 - 350,000.00	116	39,404,294	9.86	7.155	622	81.73
350,000.01 - 400,000.00	267	100,147,297	25.05	6.907	629	80.79
400,000.01 - 450,000.00	187	79,649,014	19.92	6.783	636	81.77
450,000.01 - 500,000.00	168	80,286,578	20.08	6.789	639	80.03
500,000.01 - 550,000.00	33	17,481,877	4.37	6.683	647	83.69
550,000.01 - 600,000.00	38	21,847,030	5.46	6.744	644	81.00
600,000.01 - 650,000.00	7	4,399,235	1.10	6.785	662	81.83
650,000.01 - 700,000.00	8	5,392,827	1.35	6.820	641	80.28
700,000.01 - 750,000.00	3	2,198,119	0.55	6.876	632	71.45
750,000.01 - 800,000.00	4	3,126,519	0.78	6.561	628	84.64
800,000.01 - 850,000.00	3	2,522,133	0.63	6.806	637	74.07
850,000.01 - 900,000.00	1	889,004	0.22	6.125	643	75.00
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	99	3,316,949	0.83	10.666	659	97.77
50,000.01 - 100,000.00	272	21,283,645	5.32	10.244	656	98.01
100,000.01 - 150,000.00	77	9,224,707	2.31	9.415	644	93.74
150,000.01 - 200,000.00	14	2,508,150	0.63	7.032	631	73.32
200,000.01 - 250,000.00	12	2,759,915	0.69	7.027	634	75.68
250,000.01 - 300,000.00	12	3,388,501	0.85	6.821	659	75.70
300,000.01 - 350,000.00	118	40,102,643	10.03	7.144	623	81.70
350,000.01 - 400,000.00	266	99,848,852	24.97	6.912	629	80.84
400,000.01 - 450,000.00	188	80,148,671	20.05	6.771	637	81.73
450,000.01 - 500,000.00	166	79,387,017	19.86	6.798	639	80.01
500,000.01 - 550,000.00	33	17,481,877	4.37	6.683	647	83.69
550,000.01 - 600,000.00	38	21,847,030	5.46	6.744	644	81.00
600,000.01 - 650,000.00	7	4,399,235	1.10	6.785	662	81.83
650,000.01 - 700,000.00	8	5,392,827	1.35	6.820	641	80.28
700,000.01 - 750,000.00	3	2,198,119	0.55	6.876	632	71.45
750,000.01 - 800,000.00	4	3,126,519	0.78	6.561	628	84.64
800,000.01 - 850,000.00	3	2,522,133	0.63	6.806	637	74.07
850,000.01 - 900,000.00	1	889,004	0.22	6.125	643	75.00
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	1	4,090	-	11.500	676	95.00
61 - 120	5	100,048	0.03	12.107	657	95.00
121 - 180	74	5,587,267	1.40	9.690	662	92.27
181 - 240	11	1,934,094	0.48	8.307	667	92.28
241 - 300	2	897,035	0.22	8.436	560	62.61
301 - 360	1,228	391,303,258	97.87	7.077	636	82.07
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.000 - 4.499	1	480,000	0.12	4.100	749	80.00
4.500 - 4.999	7	3,233,137	0.81	4.771	705	77.67
5.000 - 5.499	31	13,040,395	3.26	5.271	673	80.08
5.500 - 5.999	107	46,026,495	11.51	5.788	660	79.09
6.000 - 6.499	144	61,092,746	15.28	6.261	648	79.54
6.500 - 6.999	244	101,605,648	25.41	6.774	652	81.76
7.000 - 7.499	136	55,103,762	13.78	7.225	628	82.25
7.500 - 7.999	143	56,691,832	14.18	7.708	589	80.64
8.000 - 8.499	55	18,900,373	4.73	8.226	591	81.40
8.500 - 8.999	59	11,915,647	2.98	8.731	602	86.26
9.000 - 9.499	50	5,823,245	1.46	9.185	660	95.36
9.500 - 9.999	84	6,457,236	1.62	9.809	659	97.45
10.000 - 10.499	50	3,965,754	0.99	10.225	663	99.47
10.500 - 10.999	105	7,980,737	2.00	10.796	639	94.28
11.000 - 11.499	49	3,889,313	0.97	11.146	638	99.81
11.500 - 11.999	32	2,266,729	0.57	11.724	614	94.27
12.000 - 12.499	12	596,175	0.15	12.170	619	92.40
12.500 - 12.999	9	579,935	0.15	12.832	628	99.13
13.000 - 13.499	3	176,634	0.04	13.051	623	99.42
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	18	5,520,160	1.38	7.057	590	45.51
50.01 - 55.00	12	5,419,193	1.36	7.079	584	53.53
55.01 - 60.00	9	3,305,651	0.83	7.220	552	57.74
60.01 - 65.00	19	6,716,844	1.68	7.441	611	64.00
65.01 - 70.00	36	14,400,197	3.60	7.033	601	68.70
70.01 - 75.00	77	30,253,570	7.57	7.256	605	73.90
75.01 - 80.00	413	170,827,791	42.73	6.563	655	79.79
80.01 - 85.00	112	45,104,289	11.28	6.924	612	84.37
85.01 - 90.00	174	67,678,473	16.93	7.051	630	89.71
90.01 - 95.00	68	13,608,310	3.40	7.852	630	94.27
95.01 - 100.00	383	36,991,312	9.25	9.704	662	99.93
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	38	12,888,069	3.22	8.192	513	70.73
525 - 549	61	21,662,550	5.42	7.680	537	73.91
550 - 574	84	31,161,943	7.79	7.606	562	80.44
575 - 599	91	32,307,850	8.08	7.176	587	82.62
600 - 624	183	55,829,835	13.96	7.215	614	83.52
625 - 649	297	84,874,521	21.23	7.038	637	83.58
650 - 674	225	65,887,107	16.48	6.956	661	83.07
675 - 699	159	40,841,169	10.21	6.972	685	84.86
700 - 724	92	27,574,603	6.90	6.640	712	83.34
725 - 749	49	13,469,620	3.37	6.612	736	82.74
750 - 774	28	9,684,397	2.42	6.846	762	79.36
775 - 799	11	3,080,086	0.77	7.064	782	84.79
800 - 824	3	564,044	0.14	7.460	811	85.11
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	765	240,350,766	60.11	6.972	639	81.54
New York	128	45,974,946	11.50	7.179	648	81.83
Florida	73	18,374,708	4.60	7.536	633	82.26
Massachusetts	59	16,390,356	4.10	7.573	622	82.42
New Jersey	38	15,362,698	3.84	7.331	623	83.70
Maryland	33	9,887,771	2.47	7.508	621	83.79
Illinois	31	9,660,842	2.42	7.275	623	83.69
Virginia	24	7,300,418	1.83	7.099	632	85.94
Nevada	35	7,254,658	1.81	7.344	646	85.80
Georgia	17	3,158,868	0.79	7.572	646	89.24
Connecticut	11	2,927,974	0.73	7.272	607	76.08
Washington	13	2,895,427	0.72	7.165	616	84.92
Minnesota	7	2,223,386	0.56	6.662	638	87.38
Colorado	12	2,156,129	0.54	7.155	631	87.72
Arizona	8	2,022,863	0.51	7.596	611	89.68
Hawaii	8	1,962,712	0.49	6.938	671	87.06
Michigan	7	1,903,455	0.48	6.959	623	89.79
North Carolina	6	1,817,601	0.45	7.447	634	88.45
Utah	5	1,673,258	0.42	7.113	620	85.42
Texas	15	1,239,050	0.31	9.147	623	93.65
Pennsylvania	4	1,159,166	0.29	8.445	537	57.91
South Carolina	3	925,953	0.23	7.579	579	93.32
Ohio	7	760,787	0.19	8.444	596	78.56
Maine	1	475,947	0.12	8.490	586	50.25
New Mexico	1	454,356	0.11	7.750	640	75.83
Indiana	1	402,991	0.10	6.950	666	80.00
Oregon	2	373,719	0.09	6.305	677	90.97
Idaho	1	373,301	0.09	8.400	606	85.00
Tennessee	2	115,863	0.03	8.651	585	86.21
Mississippi	2	115,169	0.03	8.886	705	88.08
Louisiana	1	70,923	0.02	10.990	719	100.00
Missouri	1	59,731	0.01	9.990	624	100.00
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	1,277	385,876,628	96.51	7.127	635	82.32
Investment	38	11,245,425	2.81	7.144	668	79.41
Second Home	6	2,703,739	0.68	6.705	666	80.04
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full	806	248,332,053	62.11	6.884	631	83.31
Stated Documentation	477	135,448,445	33.88	7.543	647	80.94
Limited	21	9,950,489	2.49	7.239	597	75.96
No Documentation	17	6,094,805	1.52	7.394	667	76.75
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	779	207,234,995	51.83	7.113	660	84.53
Refinance - Cashout	497	176,907,162	44.25	7.132	609	79.83
Refinance - Rate Term	45	15,683,635	3.92	7.190	627	78.65
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	1,134	346,056,704	86.55	7.105	634	82.22
2-4 Family	58	19,741,110	4.94	7.188	680	82.13
Condo	72	18,534,288	4.64	7.238	640	83.89
PUD	57	15,493,690	3.88	7.334	621	80.34
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
May 2005	3	985,776	0.32	8.442	556	64.63
May 2006	1	334,964	0.11	6.500	681	100.00
June 2006	5	1,962,592	0.64	6.612	664	80.39
July 2006	32	14,457,166	4.72	6.303	637	79.94
August 2006	258	109,013,196	35.58	6.815	629	81.59
September 2006	297	129,106,150	42.13	6.952	625	81.44
October 2006	57	23,625,458	7.71	6.892	665	81.18
November 2006	3	1,291,200	0.42	6.757	647	74.13
April 2007	1	481,600	0.16	4.500	653	80.00
June 2007	1	500,000	0.16	4.900	737	64.94
July 2007	2	849,371	0.28	7.355	562	67.57
August 2007	15	6,456,028	2.11	6.502	649	80.61
September 2007	16	7,250,269	2.37	6.890	634	85.51
October 2007	11	4,539,741	1.48	6.299	676	76.39
August 2009	7	2,642,659	0.86	6.697	659	90.20
September 2009	6	2,421,024	0.79	6.442	654	83.75
October 2009	1	499,586	0.16	6.950	652	79.37
Total:	**716**	**306,416,780**	**100.00**	**6.836**	**633**	**81.36**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	2	1,092,343	0.36	7.423	631	84.77
3.500 - 3.999	34	14,482,715	4.73	6.882	655	81.41
4.000 - 4.499	4	1,421,515	0.46	6.143	651	82.78
4.500 - 4.999	10	4,194,805	1.37	6.823	611	77.58
5.000 - 5.499	88	38,648,691	12.61	6.772	628	82.20
5.500 - 5.999	18	7,488,567	2.44	6.140	656	77.68
6.000 - 6.499	59	24,463,638	7.98	5.974	643	81.14
6.500 - 6.999	482	207,333,419	67.66	6.954	628	81.29
7.000 - 7.499	16	6,206,187	2.03	7.286	689	84.44
7.500 - 7.999	3	1,084,900	0.35	8.002	623	86.31
Total:	**716**	**306,416,780**	**100.00**	**6.836**	**633**	**81.36**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rates*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	3	1,347,166	0.44	4.878	713	80.00
11.500 - 11.999	21	9,188,349	3.00	5.490	658	76.84
12.000 - 12.499	47	19,993,893	6.53	5.654	661	80.63
12.500 - 12.999	147	63,618,094	20.76	6.170	655	80.65
13.000 - 13.499	113	50,053,267	16.34	6.411	637	81.29
13.500 - 13.999	150	65,156,577	21.26	6.928	646	82.69
14.000 - 14.499	84	35,722,542	11.66	7.366	622	82.43
14.500 - 14.999	95	39,301,621	12.83	7.769	581	80.44
15.000 - 15.499	29	11,808,383	3.85	8.299	583	84.42
15.500 - 15.999	18	6,850,194	2.24	8.698	584	81.60
16.000 - 16.499	3	1,110,673	0.36	9.115	607	79.94
16.500 - 16.999	2	858,055	0.28	9.550	617	87.80
17.500 - 17.999	3	1,070,284	0.35	10.768	542	64.12
18.500 - 18.999	1	337,683	0.11	11.650	520	65.00
Total:	**716**	**306,416,780**	**100.00**	**6.836**	**633**	**81.36**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	2	1,092,343	0.36	7.423	631	84.77
4.000 - 4.499	1	480,000	0.16	4.100	749	80.00
4.500 - 4.999	7	3,233,137	1.06	4.771	705	77.67
5.000 - 5.499	31	13,040,395	4.26	5.271	673	80.08
5.500 - 5.999	102	44,373,296	14.48	5.790	658	79.32
6.000 - 6.499	112	49,770,494	16.24	6.259	645	80.99
6.500 - 6.999	182	79,061,816	25.80	6.775	653	82.31
7.000 - 7.499	94	39,710,838	12.96	7.228	623	83.59
7.500 - 7.999	115	47,707,603	15.57	7.716	584	80.88
8.000 - 8.499	36	15,141,096	4.94	8.253	577	80.98
8.500 - 8.999	22	8,618,980	2.81	8.709	581	82.47
9.000 - 9.499	6	1,920,760	0.63	9.137	606	85.83
9.500 - 9.999	2	858,055	0.28	9.550	617	87.80
10.500 - 10.999	3	1,070,284	0.35	10.768	542	64.12
11.500 - 11.999	1	337,683	0.11	11.650	520	65.00
Total:	**716**	**306,416,780**	**100.00**	**6.836**	**633**	**81.36**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2	897,035	0.29	8.436	560	62.61
1.500	41	17,083,346	5.58	6.858	684	81.77
2.000	41	17,419,600	5.68	6.932	655	82.51
3.000	632	271,016,800	88.45	6.823	628	81.32
Total:	**716**	**306,416,780**	**100.00**	**6.836**	**633**	**81.36**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	179	76,047,809	24.82	6.979	626	81.71
1.500	534	229,187,886	74.80	6.785	635	81.23
2.000	3	1,181,085	0.39	7.504	622	84.79
Total:	**716**	**306,416,780**	**100.00**	**6.836**	**633**	**81.36**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
6.000 - 6.499	155	65,874,187	21.50	6.987	623	81.60
7.000 - 7.499	561	240,542,593	78.50	6.795	635	81.29
Total:	**716**	**306,416,780**	**100.00**	**6.836**	**633**	**81.36**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	177	52,426,495	13.11	7.548	646	82.92
6	2	917,987	0.23	6.995	632	75.09
12	145	51,620,712	12.91	7.153	638	82.44
24	809	236,281,625	59.10	7.109	633	82.74
36	187	58,451,774	14.62	6.784	640	79.45
60	1	127,200	0.03	6.875	636	69.13
Total:	**1,321**	**399,825,792**	**100.00**	**7.124**	**636**	**82.22**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
ABS Banking	
Nita Cherry	212-250-7773
Sue Valenti	212-250-3455
Jiwun Kim	212-250-6997
ABS Structuring	
Bill Yeung	212-250-6893
Marina Tukhin	212-250-2250
ABS Collateral	
Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978